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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                              --------------------

                                SCHEDULE 13E-3/A
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 7---Final Amendment)

                           PETCO ANIMAL SUPPLIES, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                           PETCO ANIMAL SUPPLIES, INC.

                                BRIAN K. DEVINE
                                 BRUCE C. HALL
                                 JAMES M. MYERS
                               WILLIAM M. WOODARD
                         BD RECAPITALIZATION HOLDINGS LLC
                         GREEN EQUITY INVESTORS III, L.P.
                              TPG PARTNERS III, L.P.
--------------------------------------------------------------------------------
                    (Name of the Person(s) Filing Statement)

                    Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    716016100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

           BRIAN K. DEVINE                JOHN  G. DANHAKL
           Chairman, President            BD Recapitalization Corp.
           and Chief Executive Officer    11111 Santa Monica Boulevard
           PETCO Animal Supplies, Inc.    Los Angeles, CA 90025
           9125 Rehco Road                (310) 954-0444
           San Diego, California 92121
           (858) 453-7845

           Copies to:

           THOMAS A. EDWARDS, ESQ.      NICHOLAS P. SAGGESE, ESQ.
           Latham & Watkins             Skadden, Arps, Slate, Meagher & Flom LLP
           701 "B" Street, Suite 2100   300 South Grand Avenue, Suite 3400
           San Diego, California 92101  Los Angeles, California 90071
           (619) 236-1234               (213) 687-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 b. [ ] The filing of a registration statement under the Securities Act of 1933.
 c. [ ] A tender offer.
 d. [ ] None of the above.


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     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction. [X]


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                  This Amendment No. 7 (this "Final Amendment") is being
filed as the Final Amendment to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 first filed on June 20, 2000, as amended (the "Schedule 13E-3"), and is being filed by: (1) PETCO Animal Supplies, Inc., a Delaware corporation ("PETCO"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, (2) Brian K. Devine, Bruce C. Hall, James M. Myers and William M. Woodard, each an individual, executive officer and stockholder of PETCO, (3) BD Recapitalization Holdings LLC, a Delaware limited liability company, (4) Green Equity Investors III, L.P., a Delaware limited partnership and a member of BD Recapitalization Holdings LLC, and (5) TPG Partners III, L.P., a Delaware limited partnership and a member of BD Recapitalization Holdings LLC. All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

                  This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 17, 2000, as amended, by and between PETCO and BD Recapitalization Corp. (as amended, the "Merger Agreement"). BD Recapitalization Corp., which was a party to the Merger Agreement, is not a filing party of this Final Amendment because it was merged into PETCO in the merger.

                  On September 27, 2000, PETCO's stockholders approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, pursuant to which BD Recapitalization Corp. was merged (the "Merger") into PETCO.

                  On October 2, 2000, the Merger became effective when PETCO filed a certificate of merger with the Secretary of State of the State of Delaware. In the merger, each issued and outstanding share of PETCO common stock was cancelled and automatically converted into the right to receive $22.00 in cash, without interest or any other payment thereon, with the following exceptions: certain shares of PETCO common stock were retained by members of PETCO's management; treasury shares and shares of PETCO common stock owned by BD Recapitalization Corp. or by any PETCO subsidiary were canceled; and shares held by dissenting stockholders were subject to appraisal in accordance with Delaware law.

                  On October 2, 2000, PETCO issued a press release announcing the consummation of the Merger.

                  The safe harbor provided by Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 is not available for any "forward-looking statements" made in connection with the Merger.

                  On October 5, 2000, PETCO filed a certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of the PETCO common stock and the associated preferred share purchase rights, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.


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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 18, 2000

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
                                    PETCO Animal Supplies, Inc.


                                    By:    /s/ JAMES M. MYERS
                                       ---------------------------------------
                                       Name:   James M. Myers
                                       Title:  Senior Vice President and Chief
                                               Financial Officer


                                    By:    /s/ BRIAN K. DEVINE
                                       ----------------------------------------
                                               Brian K. Devine


                                    By:    /s/ BRUCE C. HALL
                                       ----------------------------------------
                                               Bruce C. Hall


                                    By:    /s/ JAMES M. MYERS
                                       ----------------------------------------
                                               James M. Myers


                                    By:    /s/ WILLIAM M. WOODARD
                                       ----------------------------------------
                                               William M. Woodard


                                    BD Recapitalization Holdings LLC

                                       By: Green Equity Investors III, L.P.
                                           Managing Member

                                       By: GEI Capital III, LLC
                                           General Partner

                                       By:     /s/ JOHN G. DANHAKL
                                          ----------------------------------------
                                          Name:    John G. Danhakl
                                          Title:   Manager

                                       By: TPG Partners III, L.P.
                                           Managing Member

                                       By: TPG GenPar III, L.P.
                                           General Partner

                                       By: TPG Advisors III, Inc.
                                           General Partner

                                       By:     /s/ RICHARD EKLEBERRY
                                          ----------------------------------------
                                          Name:    Richard Ekleberry
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

                                       Green Equity Investors III, L.P.

                                         By: GEI Capital III, LLC
                                             General Partner

                                         By:     /s/ JOHN G. DANHAKL
                                            ----------------------------------------
                                            Name:    John G. Danhakl
                                            Title:   Manager

                                       TPG Partners III, L.P.

                                         By: TPG GenPar III, L.P.
                                             General Partner

                                         By: TPG Advisors III, Inc.
                                             General Partner

                                         By:     /s/ RICHARD EKLEBERRY
                                            ----------------------------------------
                                            Name:    Richard Ekleberry
                                            Title:   Vice President

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